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SEC MAIL RECEIVED PROCESSING

DEC 0 1 2014

WASH. D.C. 201 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 52005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/13___ AND ENDING ___9/30/14___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Preferred Client Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___3707 Dartmouth___
(No. and Street)

___Dallas___   ___Texas___   ___75205___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.   Celeste   **Texas**   **75423**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, ___James D. Gaberino_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Preferred Client Group, Inc._____, as of ___September 30___, 20__14___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

MARTHA BUTCHER
Notary Public
STATE OF TEXAS
My Comm. Exp. 05-17-18

_____
Signature

Pres'd CPO
Title

_____
Notary Public   11-21-14

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED CLIENT GROUP, INC.

FINANCIAL REPORT

SEPTEMBER 30, 2014

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Preferred Client Group, Inc.

We have audited the accompanying statement of financial condition of Preferred Client Group, Inc. (a Texas corporation) as of September 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Preferred Client Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Client Group, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Preferred Client Group, Inc.'s financial statements. The supplemental information is the responsibility of Preferred Client Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 12, 2014

1

PREFERRED CLIENT GROUP, INC.
Statement of Financial Condition
September 30, 2014

ASSETS

Cash and cash equivalents	$ 15,426
Advance to shareholder	104,147
Accrued interest receivable	375
Prepaid expenses	1,469
Clearing deposit - cash	13,988
Clearing deposit - debt security	93,983
TOTAL ASSETS	**$ 229,388**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued liabilities	$ 302

Stockholder's Equity

Common stock, $.10 par value, 200 shares authorized, issued and outstanding	20
Additional paid-in capital	213,153
Retained earnings	15,913
TOTAL STOCKHOLDER'S EQUITY	229,086
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 229,388**

PREFERRED CLIENT GROUP, INC.
Statement of Income
Year Ended September 30, 2014

Revenue

Securities commissions	$	534,922
Other revenue		8,741
TOTAL REVENUE		543,663

Expenses

Compensation and related costs	353,898
Clearing charges	83,403
Professional fees and contract services	35,114
Occupancy and equipment costs	34,872
Communications	8,924
Regulatory fees and expenses	3,412
Other expenses	14,925
TOTAL EXPENSES	534,548
Net income before other loss and provision for income taxes	9,115

Other Loss

Unrealized loss on debt security	(3,967)
Net income before provision for income taxes	5,148
Current income taxes - state	7,039
NET LOSS	$ (1,891)

PREFERRED CLIENT GROUP, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2014

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2013	200	$ 20	$ 219,711	$ 17,804	$ 237,535
Capital distributions	-	-	(6,558)	-	(6,558)
Net loss	-	-	-	(1,891)	(1,891)
Balances at September 30, 2014	200	$ 20	$ 213,153	$ 15,913	$ 229,086

See notes to financial statements.   4

PREFERRED CLIENT GROUP, INC.
Statement of Cash Flows
Year Ended September 30, 2014

Cash flows from operating activities:	
Net loss	$ (1,891)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Unrealized loss on debt security	3,967
Changes in assets and liabilities	
Decrease in advance to shareholder	18,286
Increase in prepaid expenses	(1,206)
Increase in clearing deposit - cash	(6,200)
Decrease in accrued liabilities	(30,287)
Net cash used in operating activities	(17,331)
Cash flows from financing activities:	
Capital distributions	(6,558)
Net cash used in financing activities	(6,558)
Net change in cash and cash equivalents	(23,889)
Cash and cash equivalents at beginning of year	39,315
Cash and cash equivalents at end of year	$ 15,426

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes - federal	$ -
Income taxes - state	$ 7,039

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Preferred Client Group, Inc. (the Company) was organized in June 1999 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The majority of the Company's customers are individuals located in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The debt security is held for investment purposes and is recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents

Money market funds and highly liquid investments with an original maturity of three months or less that are not held for sale in the ordinary course of business are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Debt Security

The Company's debt security is held for investment purposes and is recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* The increase or decrease in fair value is credited or charged to operations.

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are earned by the Company.

Income Taxes

As of September 30, 2014, open Federal tax years include the tax years ended September 30, 2011 through September 30, 2013.

The Company is also a member of a combined group subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2014, the Company had net capital of $119,687, which was $114,687 in excess of its net capital requirement of $5,000. The Company's net capital ratio was 0.003 to 1.

Note 4 - Fair Value / Debt Security

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Note 4 - Fair Value / Debt Security (continued)

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2014.

Debt security: Valued by the Company's clearing broker/dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities, the clearing broker/dealer uses market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instrument.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of September 30, 2014

	Level 1	Level 2	Level 3	Total
Debt Security	$ -	$ 93,983	$ -	$ 93,983

Note 4 - Fair Value / Debt Security (continued)

The debt security consists of one municipal bond, which matures in March 2018, and has a pre-refund date in September 2015. Cost and fair values of the debt security at September 30, 2014, are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
$ 104,212	$ -	$ 10,229	$ 93,983

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current federal income taxes. The Company has a net operating loss carry forward of approximately $3,000 available to offset future taxable income, which expires beginning in 2030. The net operating loss carryforward and cumulative unrealized loss on marketable securities create a deferred tax asset of approximately $2,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Related Party Transactions/Economic Dependency/Concentration of Services

The Company has a $104,147 advance due from the sole shareholder. The advance is unsecured, non-interest bearing and due on demand.

The sole shareholder generated all of the Company's revenue and accounted for all of the Company's compensation and related costs for the year ended September 30, 2014. The Company is economically dependent upon the sole shareholder due to the concentration of services provided by the sole shareholder.

The Company leases office space from a related party controlled by the sole shareholder under a cancelable lease agreement for $1,500 per month. Rent expense under this agreement totaled $18,000 for the year ended September 30, 2014.

Note 7 - <u>Off-Balance-Sheet Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - <u>Concentration of Credit Risk</u>

The Company has $123,772, or approximately 54% of its total assets, in money market funds, cash, accrued interest receivable and debt security due from or held at the Company's clearing broker/dealer.

The Company has $104,147, or approximately 45% of its total assets, in an advance due from the sole shareholder (see Note 6).

The Company has $93,983, or approximately 41% of its total assets invested in one debt security issued by a Texas municipality.

Note 9 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2014, through November 12, 2014, the date which the financial statements were available to be issued.

There were no additional events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

PREFERRED CLIENT GROUP, INC.
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2014

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 229,086
Deductions and/or charges	
Non-allowable assets:	
Advance to shareholder	104,147
Accrued interest receivable	375
Prepaid expenses	1,469
Total deductions and/or charges	105,991
Net capital before haircuts on securities	123,095
Haircuts on securities	
Cash equivalents	588
Clearing deposit - debt security	2,820
Total haircuts on securities	3,408
Net Capital	$ 119,687
Aggregate indebtedness	
Accrued liabilities	$ 302
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 114,687
Ratio of aggregate indebtedness to net capital	0.003 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2014 as filed by Preferred Client Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Preferred Client Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Preferred Client Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Preferred Client Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Preferred Client Group, Inc. stated that Preferred Client Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Preferred Client Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Preferred Client Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 12, 2014

1842 FM 1566 W   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

PREFERRED CLIENT GROUP, INC.
DISCOUNT OR FULL SERVICE FINANCIAL BROKERAGE
3707 DARTMOUTH, DALLAS, TEXAS 75205

JAMES D. GABERINO, PRESIDENT AND CEO

214-520-0832
214-520-0791 FAX
1-888-STK-BRKR (785-2757 TOLL FREE)

EXEMPTION REPORT

Preferred Client Group, Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that:

1. Preferred Client Group, Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year October 1, 2013 to September 30, 2014.

2. Preferred Client Group, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year October 1, 2013 to September 30, 2014 without exception.

Offering general securities through Preferred Client Group, Inc.
3707 Dartmouth, Dallas, Tx, 75205, Member N.A.S.D./S.I.P.C. (214) 520-0832
Clearing through SWS Securities, Inc.

13

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Preferred Client Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Preferred Client Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Preferred Client Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Preferred Client Group, Inc.'s management is responsible for the Preferred Client Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (there were no adjustments) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (none) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 12, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-052005   FINRA   SEP   11/19/1999

PREFERRED CLIENT GROUP, INC.
3707 DARTMOUTH
DALLAS, TX 75205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Gaberino, 214-520-0832

2. A. General Assessment (item 2e from page 2) .... $ _____ 1,121 _____

B. Less payment made with SIPC-6 filed (**exclude interest**)
4/17/14
_____ Date Paid (_____ 595 _____)

PAID CHECK 1383 10-14-14 302°° & CK#

C. Less prior overpayment applied .... (_____ — _____)

D. Assessment balance due or (overpayment) .... _____ 526 _____

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) *11-8-14 224°°* $ _____ 526 _____

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _____ 526 _____

H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PREFERRED CLIENT GROUP
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **8** day of **NOV**, 20 **14**.

Pres.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

16

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning OCTOBER, 2013 and ending SEPTEMBER, 2014

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 539,696
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	3,967
(7) Net loss from securities in investment accounts.	
Total additions	3,967
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-11,676
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-83,403
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	—

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ____—____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ____—____

Enter the greater of line (i) or (ii)

Total deductions	-95,079
2d. SIPC Net Operating Revenues	$ 448,584
2e. General Assessment @ .0025	$ 1,121

(to page 1, line 2.A.)

17